UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month                                                                    December 2003

Commission File Number                                                       0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 -555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]      Form 40 F  [ ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                                                      Yes  [ ]             No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2003-28

DESCRIPTION:

Queenstake announces exploration results and consolidates Magistral ownership

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  December 17, 2003

By                          "Doris Meyer"

                                        (Signature)

                                 Doris Meyer, Corporate Secretary

                                                                                                             Queenstake Resources Ltd.

News Release 2003-28

December 16, 2003

TSX -QRL -Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES EXPLORATION RESULTS

Denver, Colorado -December 16, 2003 -Queenstake Resources Ltd. (TSX:QRL) reports on its continuing exploration program proximal to current underground mine workings at Jerritt Canyon, Nevada.  Summarized below are intercepts of significant grade outside the mid-2003 resource envelope, near 3 of the 4 operating mines.  The significance of these results, as well as of the results obtained in other drill holes is being evaluated.

Murray Mine

At the Murray Mine, 35 exploration holes were drilled from underground in November, totaling 5,494 feet.    All of these holes targeted areas outside the mid-2003 resource.  Six of the holes intersected ten or more feet of significant grade, tabulated below:

                   Hole No.                  Feet                    Grade                       Area                Drill Type

                                                                      (Ounces per ton)

                    C60376                     15                       0.465                     Zone 6                 UG-RC

                    C60378                     15                       0.593                     Zone 6                 UG-RC

                    C60383                     10                       0.259                     Zone 6                 UG-RC

                    C30079                     45                       0.528                     Zone 3                 UG-RC

                    C30081                     60                       0.736                     Zone 3                 UG-RC

                    C30082                     95                       0.551                     Zone 3                 UG-RC

Smith Mine

At the Smith Mine, ten drillholes, totaling 2,452 feet, targeted areas outside the mid-2003 resource.  Four of the ten holes intercepted ten or more feet of significant grade:

                   Hole No.                  Feet                    Grade                       Area                Drill Type

                                                                     (Ounces per ton)

                     LX417                      25                     0.313                       Zone 2                UG-Core

                     LX430                      70                     0.582                       Zone 2                UG-Core

                    LX432                       25                     0.422                       Zone 2                UG-Core

                    LX415                       25                     0.288               B-Pit underground       UG-Core

In addition, ten reverse circulation holes (6,740 feet) were drilled from the surface into the West Dash underground target outside the known resource.  Two of the ten intercepted ten or more feet of significant grade:

             Hole No.                 From                     To                   Feet               Grade              Area

                                                                                                            (Ounces per ton)

            SH-1008                     410                     425                    15                0.389          West Dash

              SH-999                     580                    590                     10                0.234           West Dash

SSX Mine

At the SSX Mine ten holes were drilled from underground into targets outside the mid-2003 resource; total footage is 3,792.   Intercepts ten feet or more in length of significant grade are:

                   Hole No.                  Feet                    Grade                       Area                Drill Type

                                                                     (Ounces per ton)

                       E-2                        40                     0.339                        Zone 5               UG-RC

                       E-2                        35                     0.320                        Zone 5               UG-RC

                       E-3                        50                     0.846                        Zone 5               UG-RC

Four surface reverse circulation holes, totaling 3,305 feet, were completed, with assays pending.  Assays were received for the following reverse circulation hole drilled in October:

             Hole No.                 From                     To                   Feet               Grade              Area

                                                                                                              (Ounces per ton)

            SC-1325                    590                      600                    10                 0.501              Zone 5

District Exploration

Queenstake is continuing its review of the geologic data base it acquired with the 100 square mile land package encompassing the Jerritt Canyon mines.  The objective has been to identify and prioritize targets for follow-up drilling beginning in the Spring of 2004, or possibly this winter, as weather allows.  Queenstake's Executive Vice President and Director of Exploration, Dorian (Dusty) Nicol commented, "Over 30 distinct targets have been identified from a preliminary data review, broadly falling into 3 categories (see map):

  Targets in the southern part of the district, where drilling by prior owners identified continuous mineralization which not only remains open, but which may be controlled by vertical structures that have yet to be tested by angle holes.  Some of these targets are Starvation Canyon, Waterpipe Canyon, Pie Creek, and North Wheeler.

  Numerous areas where one or more drill holes by previous owners have identified mineralization in favorable geologic settings (Winters Creek Window, MSA, and Mahala Creek), where there is potential to establish both continuity and extension by further drilling.  These targets are on structural trends from orebodies that are currently in production or have previously been mined.

  Numerous areas such as California Mountain, Jasperoid Peaks, West Burns, Bidart, and Hill 111 where surface geochemical anomalies coincide with favorable geology, or extrapolation of favorable geology.  In some cases, some additional work is required to define specific drilling targets.

We have only begun the district-wide evaluation process using current target concepts and geologic understanding.  We expect a significant number of additional targets to be developed with time."

Queenstake also reports that it has completed the acquisition from Midwest Mining Inc. of Midwest's 57.5% interest in the Magistral gold mine in Sinaloa, Mexico.  The terms of the acquisition are as stated in the company's News Release 2003-27 issued November 28, 2003.  The Company now owns 100% of the Magistral mine.

Queenstake is a Canadian Corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than 20 years.  Its corporate future was changed dramatically in mid 2003 when it acquired the Jerritt Canyon gold mines, located 50 miles north of Elko, Nevada, from the Meridian/AngloGold Joint Venture. Overnight, Queenstake became a mid-tier gold producer and on a pro-rata basis will produce over 300,000 ounces of gold in 2003 at an estimated cash operating cost of $250 per ounce.

The Jerritt Canyon gold mines are comprised of four operating underground mines and surface stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold each of the past 20 years and since 1999, ninety percent of the ounces have been derived from underground sources.  The four operating mines are located on a contiguous, 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

JERRITT CANYON
Elko County, Nevada

Winters Ck
MSA
MCE MINE
Hill III
Wright Window
Coyote
MURRAY MINE
Bidart
Cal Mtn
Mill site
Steer/Saval/Zone 5
SMITH MINE
SSX MINE
Mahala
Mill Ck
Jasperoid Peaks
Burns Basin
Road Canyon
North Wheeler
Pie Creek
Starvation
Water Pipe
0
2.5
5
10 Miles
N

Notes:

1.

A description of the geology, sampling procedures, and the Company's laboratory QA/QC procedures are as described in the Company's National Instrument 43-101 Technical Report filed on June 11, 2003.  This report is available on the company's website, www.queenstake.com.

2.

Samples from surface drilling are analyzed by ALS Chemex; samples from underground drilling are analyzed at the Jerritt Canyon laboratory using standard fire assay techniques.

3.

The Qualified Person for the release of this exploration information is Mr. Dorian (Dusty) Nicol, Executive Vice President and Exploration Director.

4.

Intercepts are reported as drilled; true widths have not yet been calculated.

For further information call:

John Haigh 303-297-1557 ext. 105

Email -info@queenstake.com web -www.queenstake.com

Forward-Looking Statements -This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

News Release 2003-29

December 23, 2003

TSX -QRL -Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE INTENDS TO SELL MAGISTRAL

Denver, Colorado -December 22, 2003 -Queenstake Resources Ltd. (TSX:QRL) announces that it has executed a Letter of Intent with Nevada Pacific Gold Ltd. (TSXV: NPG), whereby Nevada Pacific will acquire Queenstake's 100% owned subsidiary Pangea Resources Inc., an Arizona corporation, which in turn owns 100% of Compania Minera Pangea S.A. de C.V. which owns 100% of the Magistral mine in Sinaloa, Mexico.

Under the terms of the Letter of Intent, Queenstake will receive a total of U.S. $7.0 million in cash, comprised of U.S. $4.0 million at closing and U.S. $3.0 million six months after closing, and 2,000,000 common shares of Nevada Pacific.  Closing, which is expected to be in early February, is subject to due diligence, board and regulatory approvals, and the execution of a definitive agreement.

Queenstake CEO Chris Davie said: "Magistral effectively converted Queenstake from an exploration company to a gold producer.  From this start, we were able to complete our Jerritt Canyon acquisition. With Jerritt Canyon proving to be an outstanding exploration and production success we now need to focus on our principal asset.  We wish Nevada Pacific well and we are sure they will have great success with the project."

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than 20 years.  Its corporate future was changed dramatically in mid 2003 when it acquired the Jerritt Canyon gold mines, located 50 miles north of Elko, Nevada, from the Meridian/AngloGold Joint Venture. Overnight, Queenstake became a mid-tier gold producer and on a pro-rata annualized basis is expected to produce over 300,000 ounces of gold in 2003.

The Jerritt Canyon gold mines are comprised of four operating underground mines and surface stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past 20 years and since 1999, 90% of the ounces have been derived from underground sources.  The four operating mines are located on a contiguous, 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

Email -info@queenstake.com web -www.queenstake.com

Forward-Looking Statements -This news release contains "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake's future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.